

November 16, 2011

Via U.S. Mail and Email
Mr. Roger Kwok Wing Fan
Chief Executive Officer
Chatter Box Call Center Ltd.
Flat E, 16/F, Block One, Kin Ho Ind. Bldg.
Nos. 14-24 Au Pui Wan Street, Shatin, N.T.
Hong Kong, China

> **Re: Chatter Box Call Center Ltd.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2011**
> **Filed July 14, 2011**
> **File No. 000-52116**

Dear Mr. Fan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

1.   We note your response to prior comment one from our letter dated September 26, 2011 and reissue. Please provide us with your proposed draft disclosure.

2.   We note your response to prior comment two from our letter dated September 26, 2011 and reissue. Please provide us with your proposed draft disclosure.

Compliance with Section 16(a) of the Securities Exchange Act of 1934, page 16

3.   We note your response to prior comment three from our letter dated September 26, 2011. Please revise to provide the disclosure requested by Item 405(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director